Exhibit 99.2

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, NOLAN WATSON, Chief Executive Officer of SANDSTORM GOLD LTD., certify the following:

1.         Review: I have reviewed the interim financial report and interim MD&A (together, the “Interim Filings”) of SANDSTORM GOLD LTD. (the “Issuer”) for the interim period ended JUNE 30, 2013.

2.         No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim Filings.

3.         Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the Interim Filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

4.         Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.         Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the Interim Filings

(a)       designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)         material information relating to the Issuer is made known to us by others, particularly during the period in which the Interim Filings are being prepared; and

(ii)        information required to be disclosed by the Issuer in its annual filings, Interim Filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)       designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1       Control framework:  The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2       N/A.

5.3       Limitation on scope of design:  The Issuer has disclosed in its interim MD&A

(a)        the fact that the Issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the Issuer acquired not more than 365 days before the last day of the period covered by the Interim Filings; and

(b)       summary financial information about the proportionately consolidated entity, special purpose entity or business that the Issuer acquired that has been proportionately consolidated or consolidated in the Issuer’s financial statements.

6.         Reporting changes in ICFR: The Issuer has disclosed in its interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2013 and ended on June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

Date:   JULY 31, 2013.

/s/ Nolan Watson
NOLAN WATSON
Chief Executive Officer